# Our final offering from "the father of Korean contemporary art"? Inbox ×

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**Anthony DeSimone, Masterworks** <adesimone@investors.masterworks.com>

to me

Dear Sam,

Heads up on this offering that has limited shares remaining—it's a mid-70s *Ecriture* painting by Park Seo-Bo, part of his most famous and commercially desirable series. Seo-Bo is widely considered to be "the father of Korean contemporary art".

Park was in the middle of a stellar year in 2023—he had just announced the opening of his very own museum in April '23, and he notched a new auction record of $2.5 million in October. Sadly, just one week after that record, he passed away at age 91.

Now, his legacy lives on—Louis Vuitton just released a capsule collection that was the result of a final creative collaboration between Park's Foundation and Pharrell Williams, and his museum is set to open next year. Check out the LV pieces next to our offering. See any similarities?



We're proud to offer this example of his famous *Ecriture* style, which was among the last paintings purchased from the great artist before his death. The *Ecriture* paintings were inspired by his son practicing penmanship, and have been described as "spiritual" and "meditative."

P.S. Click here to learn more about why this early *Ecriture* example have tended to outshine his other works at auction.

Invest in this Park Seo-Bo offering here, and view the offering circular below.

99% PROGRESS

Thanks,

Anthony DeSimone
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Investor Relations
**MASTERWORKS**

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281